SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 17 )*
                                      ----


                           MACC Private Equities Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552 617 102
               --------------------------------------------------
                                 (CUSIP Number)

                               W. David Hemingway,
                              Zions Bancorporation,
                            1380 Kennecott Building,
                           Salt Lake City, Utah 84133
                                 (801) 524-4787
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 9, 2000
               --------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP NO. 552 617 102
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions Bancorporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0227400

------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                          (a)  [  ]

                                                          (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [  ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah
------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
    SHARES                 ---------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          624,710
    EACH                   ---------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH                   ---------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    624,710
------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  624,710
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  32.1701%
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  HC,CO
------------------------------------------------------------

--------------------
CUSIP NO. 552 617 102
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         Zions First National Bank

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         87-0189025
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                          (a)  [  ]

                                                          (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                               [  ]
------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         -0-
    SHARES                 ---------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          462,456
    EACH                   ---------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                            -0-
    WITH                   ---------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    624,710
------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  624,710
------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                               [  ]
------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  32.1701%
------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                  BK
------------------------------------------------------------

     Zions Bancorporation ("Zions") hereby amends its report on Schedule 13D originally filed on May 24, 1996 as heretofore amended (the "Schedule 13D") in respect of the Common Stock of MACC Private Equities Inc. (the "Company"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     The funds required to purchase the 624,710 shares of Common Stock beneficially owned by Zions and the Bank were $ 3,909,591. These funds were derived from working capital.

Item 5.  Interest in Securities of the Issuer.

     (a) The Bank currently holds and Zions may be deemed to hold through the Bank, for purposes of this report on Schedule 13D, the beneficial ownership of 624,710 shares of Common Stock, which the Bank and Zions believe represents approximately 32.1701% of the outstanding shares of Common Stock.

     (b) Zions may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 624,710 shares of Common Stock held by the Bank.

     (c) On April 7, 2000, the Bank purchased 600 shares of Common Stock at a cost of $6,506.47 ($10.8441 per share). On April 17, 2000, the Bank purchased 800 shares of Common Stock at a cost of $7,357.91 ($9.1974 per share). On April 25, 2000, the Bank purchased 1,000 shares of Common Stock at a cost of $9,373.83 ($9.3738 per share). On April 27, 2000, the Bank purchased 100 shares of Common Stock at a cost of $987.50 ($9.8750 per share). On April 28, 2000, the Bank purchased 375 shares of Common Stock at a cost of $3,562.50 ($9.5000 per share). On May 2, 2000, the Bank purchased 200 shares of Common Stock at a cost of $1,925.00 ($9.6250 per share). On May 3, 2000, the Bank purchased 700 shares of Common Stock at a cost of $6,619.16 ($9.4559 per share). On May 5, 2000, the Bank purchased 367 shares of Common Stock at a cost of $3,490.63 ($9.5113 per share). On May 17, 2000, the Bank purchased 1,000 shares of Common Stock at a cost of $9,436.44 ($9.4364 per share). On May 19, 2000, the Bank purchased 1,200 shares of Common Stock at a cost of $11,400.00 ($9.5000 per share). On June 1, 2000, the Bank purchased 1,000 shares of Common Stock at a cost of $9,436.44 ($9.4364 per share). On June 2, 2000, the Bank purchased 100 shares of Common Stock at a cost of $975.00 ($9.7500 per share). On June 5, 2000, the Bank purchased 900 shares of Common Stock at a cost of $8,384.65 ($9.3163 per share). On June 7, 2000, the Bank purchased 1,100 shares of Common Stock at a cost of $10,312.50 ($9.3750 per share). On June 13, 2000, the Bank purchased 1,000 shares of Common Stock at a cost of $9,436.45 ($9.4365 per share). On June 15, 2000, the Bank purchased 1,000 shares of Common Stock at a cost of $9,311.23 ($9.3112 per share). On June 15, 2000, the Bank purchased 1,800 shares of Common Stock at a cost of $16,875.00 ($9.3750 per share). On June 21, 2000, the Bank purchased 500 shares of Common Stock at a cost of $4,613.06 ($9.2261 per share). On July 6, 2000, the Bank purchased 1,000 shares of Common Stock at a cost of $9,436.44 ($9.4364 per share). On July 7, 2000, the Bank purchased 1,900 shares of Common Stock at a cost of $17,812.50 ($9.3750 per share). On July 10, 2000, the Bank purchased 3,500 shares of Common Stock at a cost of $32,156.25 ($9.1875 per share). On July 10, 2000, the Bank purchased 3,000 shares of

Common Stock at a cost of $27,375.00 ($9.1250 per share). On July 11, 2000, the Bank purchased 5,100 shares of Common Stock at a cost of $46,537.50 ($9.1250 per share). On July 11, 2000, the Bank purchased 1,500 shares of Common Stock at a cost of $13,593.75 ($9.0625 per share). On July 12, 2000, the Bank purchased 1,000 shares of Common Stock at a cost of $9,000.00 ($9.0000 per share). On July 12, 2000, the Bank purchased 1,800 shares of Common Stock at a cost of $16,160.35 ($8.9780 per share). On July 13, 2000, the Bank purchased 100 shares of Common Stock at a cost of $943.75 ($9.4375 per share). On July 17, 2000, the Bank purchased 800 shares of Common Stock at a cost of $7,400.00 ($9.2500 per share). On July 21, 2000, the Bank purchased 1,000 shares of Common Stock at a cost of $9,125.00 ($9.1250 per share). On July 21, 2000, the Bank purchased 1,000 shares of Common Stock at a cost of $9,123.41 ($9.1234 per share). On July 28, 2000, the Bank purchased 3,750 shares of Common Stock at a cost of $35,625.00 ($9.5000 per share). On August 1, 2000, the Bank purchased 500 shares of Common Stock at a cost of $4,644.41 ($9.2888 per share). On August 3, 2000, the Bank purchased 1,350 shares of Common Stock at a cost of $12,487.50 ($9.2500 per share). On August 3, 2000, the Bank purchased 500 shares of Common Stock at a cost of $4,644.41 ($9.2888 per share). On August 4, 2000, the Bank purchased 1,025 shares of Common Stock at a cost of $9,481.25 ($9.2500 per share). In each case of purchase, the shares were acquired in the ordinary course of business in transactions on the open market. To the best knowledge of Zions and the Bank, none of the persons listed on Schedule I-A or Schedule I-B attached hereto has effected any transactions in Common Stock during the past 60 days.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2000


                                       ZIONS BANCORPORATION



                                       By:  /s/ Dale M. Gibbons
                                            ---------------------------------
                                       Name:  Dale M. Gibbons
                                       Title: Executive Vice President, Chief
                                              Financial Officer and Secretary

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2000


                                       ZIONS FIRST NATIONAL BANK



                                       By:  /s/ Dale M. Gibbons
                                            ------------------------------------
                                       Name:  Dale M. Gibbons
                                       Title: Executive Vice President, Chief
                                              Financial Officer and Secretary

                                  SCHEDULE I-A


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ZIONS BANCORPORATION


The names, business addresses and present principal occupations of the directors and executive officers of Zions Bancorporation ("Zions") are set forth below. If no business address is given, the director's or officer's business address is One South Main, Suite 1380, Salt Lake City, Utah 84111. The business address of each of the directors of Zions is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.

Name                     Position with Zions, Present Principal Occupation or
----                     ----------------------------------------------------
                         Employment and Address
                         ----------------------
Bruce Alexander          President and Chief Executive Officer of Vectra Bank
                         Colorado.

A. Scott Anderson        Executive Vice President and President of Zions First
                         National Bank.

Jerry C. Atkin           Director of Zions.  Chairman, President and Chief
                         Executive Officer, SkyWest Airlines, 444 S. River Road,
                         St. George, Utah 84770.

Nolan X. Bellon          Senior Vice President & Controller of Zions.

Danne L. Buchanan        Executive Vice President of Zions. Vice Chairman and
                         Director Zions Management Services Company.

Grant R. Caldwell        Director of Zions.  Retired, former Partner, KMG Main
                         Hurdman, Salt Lake City, Utah.

R. Don Cash              Director of Zions.  Chairman, President and Chief
                         Executive Officer of Questar Corporation, 180 East 100
                         South, Salt Lake City, Utah 84111.  Director, Zions
                         First National Bank.

Gerald J. Dent           Executive Vice President of Zions.  Executive Vice
                         President of Zions First National Bank.

Dale M. Gibbons          Executive Vice President, Chief Financial Officer and
                         Secretary of Zions.  Executive Vice President, Chief
                         Financial Officer and Secretary of Zions First National
                         Bank.

John J. Gisi             Chairman, President and Chief Executive Officer of
                         National Bank of Arizona.

Name                     Position with Zions, Present Principal Occupation or
----                     ----------------------------------------------------
                         Employment and Address
                         ----------------------
W. David Hemingway       Executive Vice President of Zions. Executive Vice
                         President of Zions First National Bank.

Clark B. Hinckley        Senior Vice President of Zions.

Richard H. Madsen        Director of Zions.

William Martin           President and Chief Executive Officer of Nevada State
                         Bank.

Roger B. Porter          Director of Zions. IBM Professor of Business and
                         Government, Harvard University, 79 John F. Kennedy
                         Street, Cambridge, Massachusetts 02138.

Robert G. Sarver         Director of Zions.  Chairman and CEO California Bank &
                         Trust, 11622 F-1 Camino Real, #200 San Diego, CA 92130.

Harris H. Simmons        President and Chief Executive Officer of Zions.
                         Chairman of Zions First National Bank.  Director of
                         Questar Corporation.

L.E. Simmons             Director of Zions.  President, SCF Partners, 6600 Texas
                         Commerce Tower, Houston, Texas 77002.
Roy W. Simmons           Chairman of the Board of Directors of Zions. Director
                         of Zions First National Bank.

Shelley Thomas           Director of Zions.

I.J. Wagner              Director of Zions.  President of The Keystone Company,
                         680 Gateway Tower East, Salt Lake City, Utah 84133.

                                  SCHEDULE I-B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ZIONS FIRST NATIONAL BANK


         The names, business addresses and present principal occupations of the directors and executive officers of Zions First National Bank (the "Bank") are set forth below. If no business address is given, the director's or officer's business address is One South Main Street, Salt Lake City, Utah 84111. The business address of each of the directors of the Bank is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.




Name                     Position with Zions, Present Principal Occupation or
----                     ----------------------------------------------------
                         Employment and Address
                         ----------------------
A. Scott Anderson        President, Chief Executive Officer and Director of the
                         Bank.

John B. D'Arcy           Executive Vice President of the Bank.

R. Don Cash              Director of the Bank.  Chairman and Chief Executive
                         Officer, Questar Corporation, Salt Lake City, UT 84139.

Gerald J. Dent           Executive Vice President of the Bank. Executive Vice
                         President of Zions Bancorporation.

Robert C. Fuehr          Director of the Bank.  Retired.

Dale M. Gibbons          Executive Vice President, Chief Financial Officer and
                         Secretary of the Bank. Executive Vice President, Chief
                         Financial Officer and Secretary of Zions
                         Bancorporation.

Ronald S. Hanson         Director of the Bank. Retired.

W. David Hemingway       Executive Vice President of the Bank. Executive Vice
                         President Zions Bancorporation.

James T. Jensen          Director of the Bank.  Executive Vice President/General
                         Counsel of Savage Industries, Salt Lake City, Utah
                         84107.

Susan Mooney Johnson     Director of the Bank.  President of Futura Industries.
                         P.O. Box 160350, Clearfield, Utah.

Dixie Leavitt            Director of the Bank. Chairman of the Board of Security
                         Enterprises dba The Leavitt Group.

Robert A. Madsen, Sr.    Director of the Bank.  RA Investments, 1000 Gateway
                         Tower East, Salt Lake City, UT  84133.

Name                     Position with Zions, Present Principal Occupation or
----                     ----------------------------------------------------
                         Employment and Address
                         ----------------------
Roy C. Nelson            Director of the Bank. Retired, 1569 East 4700, Ogden,
                         UT 84003


Kathryn Pett             Director of the Bank. Secretary and General Counsel,
                         Utah Transit Authority, 3600 South 700 West, Salt Lake
                         City, UT 84115


Harris H. Simmons        Chairman of the Bank.  President and Chief Executive
                         Officer of Zions Bancorporation.

Roy W. Simmons           Director of Zions First National Bank. Chairman of the
                         Board of Directors of Zions Bancorporation.

D. Gill Warner           Director of the Bank.  Retired.